QUANTUM BIOPHARMA LTD.
(the "Company")

Report of Voting Results
National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

The following report sets out a description of each matter submitted to a vote at the annual general and special meeting of the shareholders of the Company, held on September 26, 2025 (the "Meeting").

Reference is made to the Company's management information circular dated August 14, 2025, for more information on the matters voted upon at the Meeting.

There were present at the Meeting registered holders and proxy holders holding or authorized to vote (i) 12 class A multiple voting shares (carrying 276,660 votes per share) ("Class A Multiple Voting Shares"), being 100% of the issued and outstanding Class A Multiple Voting Shares; and

(ii) 1,769,228 class B subordinate voting shares (carrying 1 vote per share) ("Class B Subordinate Voting Shares"), being 46.352% of the issued and outstanding Class B Subordinate Voting Shares. Unless otherwise specified, the tables below reflect aggregate voting percentages and numbers of the Class A Multiple Voting Shares and Class B Subordinate Voting Shares, collectively.

1. Election of Directors

The shareholders of the Company voted to elect the following individuals of the Company until the next annual meeting of shareholder or until their successors are elected or appointed, as follows:

Director	Votes "For"	% For	Votes "Withheld"	% Withheld
Anthony Durkacz	4,200,352	99.809%	8,051	0.191%
Zeeshan Saeed	4,194,933	99.680%	13,469	0.320%
Dr. Lakshmi Kotra	4,198,379	99.833%	7,008	0.167%
Adnan Bashir	4,192,338	99.692%	12,949	0.308%
Terry Lynch	4,197,772	99.819%	7,615	0.181%
Michael (Zappy) Zapolin	4,197,828	99.820%	7,558	0.180%
Dr. Eric Hoskins	4,198,027	99.825%	7,361	0.175%

2. Re-Appointment of Auditors

The shareholders of the Company voted to re-appoint MNP LLP as auditors of the Company and to authorize the board of directors of the Company (the "Board") to fix their remuneration, as follows:

Votes "For"	% For	Votes "Withheld"	% Withheld
5,068,184	99.588%	20,963	0.412%

3. Class A Multiple Voting Shares Issuance Resolution

The holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of Class A Multiple Voting Shares, passed an ordinary resolution, authorizing the Board to approve the issuance of up to an additional 56 Class A Multiple Voting Shares until the Company's next annual meeting:

Votes "For"	% For	Votes "Against"	% Against
808,461	90.992%	80,037	9.008%

[SIGNATURE PAGE FOLLOWS]

DATED at Toronto, Ontario, as of the 29th day of September, 2025.

QUANTUM BIOPHARMA LTD.

/s/ Anthony Durkacz
Per: Anthony Durkacz, Co-Founder, Co-Executive Chairman & Director